UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment  No. 7)*
Cyanotech Corporation

(Name of Issuer)
Common Stock,
par value $0.02 per share
(Title of Class of Securities)
232437-301 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
October 6, 2016

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
No change.
Item 2.  Identity and Background.
No change.
 Item 3.  Source or Amount of Funds or Other Consideration.
No change.
Item 4.  Purpose of Transaction.
The following supplements the information provided in prior Schedule 13D filings by the Reporting Entities.

Background

On May 6, 2016, Meridian delivered a letter to Cyanotech's board of directors detailing extensive reporting and governance issues involving Cyanotech's chairman and largest shareholder, Michael Davis.  After delivering the May 6 letter, Meridian sought to discuss its contents with Cyanotech's board of directors and when it became clear that Cyanotech's board was unwilling to engage in any discussions, Meridian filed a lawsuit in Federal court on May 24, 2016.  On June 8, 2016, Cyanotech announced that it had engaged counsel to represent a special committee of the board that had been formed to investigate the issues raised in Meridian's May 6 letter.  Four months later, Cyanotech disclosed a summary of the special committee's findings in a Form 8-K filing with the SEC.

In this Amendment to Schedule 13D, Meridian will update and discuss the securities reporting issues raised in its May 6 letter.  There have been three recent SEC filings made by Cyanotech or Davis that have provided new information on these topics:

(i)	Form 10-Q filed by Cyanotech on August 15, 2016
(ii)	Form 8-K filed by Cyanotech on September 9, 2016
(iii)	Schedule 13D filed by Michael Davis on September 21, 2016

These filings confirm that Davis, who himself owns 19.5% of Cyanotech's stock, caused the Rudolph Steiner Foundation (RSF) to become the holder of another 13.5%, bringing the combined ownership of the two shareholders to 33%.  While it is not illegal or even improper to become a large shareholder with substantial influence over the activities of a public company, the Securities and Exchange Act of 1934, and SEC rules promulgated thereunder, require prompt and full disclosure of such facts.

The relevant SEC rules begin with the requirement that any investor acquiring more than 5% of a public company make a filing with the SEC within ten days.  Passive investors are allowed to use a short form Schedule 13G while those who have the ability or intent to influence the company, or anyone with 20% or more of the company's stock, must file on Schedule 13D.  In addition, anyone reaching the 10% level must report every transaction in the company's stock within two business days on Form 4.  Finally, even stricter requirements are placed on insiders and control entities of public companies, this includes anyone who is a named executive officer or board member.  Such persons must report all transactions, of any size and regardless of their ownership level, on Form 4 within two business days.

Davis' History of Securities Reporting Deficiencies

Meridian discovered in 2016 that Michael Davis has a long history of failing to make the required SEC disclosures regarding his ownership of Cyanotech stock.  These deficiencies raise several issues.  First, until last month Davis reported his Cyanotech holdings on short form Schedule 13G rather than the required Schedule 13D.  Persons who have the ability to control public companies, such as board members, are not eligible to file on Schedule 13G.  Davis has been on the Cyanotech board of directors for 13 years, since 2003, and has been the board's chairman since 2011.  The special committee agreed that Davis is required to file on Schedule 13D.

Second, the special committee confirmed Meridian's allegation that Davis did not even comply with the lesser Schedule 13G reporting requirements. According to the special committee, "Mr. Davis made late Schedule 13G filings (in 2004, 2005, 2010, 2011, 2014, and 2015) and failed to file reports pursuant to Section 13 in 2006, 2008, 2009 and 2012."

Third, the filings Davis did make contained misstatements and omissions.  According to the special committee, "Certain of [Davis'] prior reports in 2002, 2011 and 2013 also contained immaterial inaccuracies related to share totals, beneficial ownership calculations or co-trustee names."  Meridian believes the special committee's summary understates the problem.  The following is only one example.

The last known transaction between Michael Davis and RSF involved Davis donating 30,769 shares to RSF on 2/18/14, which was reported on a Form 4 filed by Davis on 2/20/14.  This Form 4 also reported that Davis acquired 50,000 shares in open market purchases on 2/19/14.  One month later, on 3/14/14, Davis made a Schedule 13G filing.  Filers eligible to use Schedule 13G are required to make annual reports of their year-end holdings within 45 days; this means such filings are due on or before February 14 of each year.  Davis made his filing a month late but still purported to report his holdings as of the prior year-end, 12/31/13.  But this is not what his Schedule 13G reported.  On 9/23/14, Davis filed a Form 4 to report an equity grant of 6,369 shares and then on 3/25/15, filed a Schedule 13G reporting his year-end 12/31/14 holdings as precisely 6,369 shares higher than reported in the Schedule 13G filed on 3/14/14.  This means that Davis' 3/14/14 Schedule 13G reported his holdings after the transactions on 2/18/14 and 2/19/14 rather than his holdings as of the prior year-end on 12/31/13.

Thus, in the case of this one filing, we see that (i) Davis filed on the wrong form (Schedule 13G rather than the required Schedule 13D); (ii) Davis filed his Schedule 13G a month late; and (iii) Davis misstated his holdings as of the date required for the filing and (iv) Davis misstated his holdings as of the date he claimed within his filing.  Meridian does not believe Davis' compounding of errors was accidental or that such compounding of errors by a public company's chairman of the board, who is also the company's largest shareholder, can be considered immaterial.

Fourth, Davis failed to make the required Form 4 filings when he transferred shares to RSF in 2010 and 2011.  Davis did make the required Form 4 filings with respect to his open-market purchases of Cyanotech shares during those years.  This "one-sided" reporting, with respect to acquisitions, but not all transfers out, provides linkage to the next topic relating to Davis' SEC reporting practices.

Parking

In its May 6 letter, Meridian observed that Davis' Schedule 13G filings show two seemingly related patterns.  First, Davis regularly shifted and moved his Cyanotech shares among numerous entities.  Second, he never allowed his reported holdings to go above 20%.  The additional disclosure by Davis and Cyanotech confirmed another pattern, which is Davis repeatedly donated shares to RSF when such gifts were necessary to keep his direct holdings below the 20% threshold.

Starting around August 2010 and ending around March 2011, Davis executed a series of open-market purchases in which he accumulated more than 300,000 shares of Cyanotech stock.  Davis' first gift of shares to RSF occurred in 2010 and therefore coincided with the beginning of Davis' buying activity.  The next known gift occurred in February 2011 and therefore coincided with the end of Davis' buying activity.  Davis' last known gift to RSF of 30,769 shares on February 18, 2014 made it possible for Davis to report on his subsequent Schedule 13G that he had kept his ownership below the 20% threshold.

Davis' Form 4 filing on February 20, 2014 is very interesting as it shows in a single filing, both a transaction (buying 50,000 shares) that would have taken his ownership above 20%, coinciding with a gift to RSF (30,769 shares) that reduced his holdings sufficiently for Davis to remain below the 20% threshold.  The February 18, 2014 gift of 30,769 shares came just one day prior to Davis' February 19, 2014 open market purchase of 50,000 shares.  According to the trading data available on nasdaq.com, Cyanotech's average trading volume for the ten trading days prior to Davis' February 19, 2014 purchase was only 4,002 shares.  This suggests Davis knew of an opportunity to make a large purchase and delayed that transaction until after he had reduced his holdings sufficiently (via the gift of 30,769 shares to RSF) to allow for the purchase without going above the 20% threshold.

Nasdaq rules define "parking" as the "Illegal holding of stock by a third party, or the financing of such a stock, in which the third party's sole reason for holding the stock is to conceal ownership or control."

Davis did not just transfer shares to RSF when necessary to keep his direct holdings below the 20% threshold, he also financed RSF purchases.  The recent filings confirm Meridian's allegations concerning Davis' involvement with RSF's acquisition of a 9.7% block of stock from VitaeLab.  Davis acknowledged in his Schedule 13D that when he learned of the existence of the 9.7% block, he took that information to RSF.  Davis also disclosed that "[i]n or about the same time" he provided RSF with the funds RSF used to acquire the 9.7% block.

Davis has for years been causing RSF to accumulate shares in Cyanotech while at the same time he has entered into agreements with RSF by which he retains an interest in those shares.  Cyanotech's 10-Q reports that, "the shares of Company Common Stock owned by RSF are held by RSF in an endowment fund for the benefit of Ginungagap Foundation, a non-profit corporation" and "Mr. Davis serves as the president of Ginungagap."

The recent SEC filings by Cyanotech and Davis confirm the following:

•	All of the shares held by RSF are directly traceable to Skywords, a Davis-controlled entity, either as gifts of shares or gifts of cash used by buy shares in a transaction instigated by Davis.
•	The timing of the Davis gifts corresponds with Davis' need to manage his direct holdings to maintain an ownership level below 20%.
•
RSF holds and serves as the reporting entity for all of the shares it acquired via Davis' actions, but did not spend any of its own capital on the shares and does not hold the shares for its own benefit, but rather for the benefit of Ginungagap.

•	Ginungagap, like Skywords, is a Davis-controlled entity.

Undisclosed "Group"

According to the SEC, a "group" is formed "[w]hen two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities" of a public company.  When a "group" is present, the "group" must report its combined holdings on the applicable schedule.

Here is what Cyanotech and Davis have disclosed about Davis' relationship with RSF:

•
Agreement relating to the holding of securities:  From Cyanotech's Form 10-Q: "the shares of Company Common Stock owned by RSF are held by RSF in an endowment fund for the benefit of Ginungagap Foundation, a non-profit corporation" and "Mr. Davis serves as the president of Ginungagap."  "The terms of the written agreement between Ginungagap and RSF regarding the endowment permit Ginungagap to make non-binding recommendations to RSF with regards to the investment of the endowment fund".

•
Agreement relating to the acquisition of securities:  From Davis' Schedule 13D: "In 2011, Davis learned that a significant Cyanotech customer and shareholder wished to sell its shares of Common Stock (approximately 9% of the Issuer). He put the shareholder in touch with RSF. In or about the same time, Skywords donated approximately $2.5 million to RSF with the understanding that RSF may use some or all of the funds to attempt to purchase shares of Common Stock."

•
Agreement relating to the disposal of securities: From Davis' 13D: "The terms of the [agreement] permit Ginungagap to make non-binding recommendations to RSF with regards to the investment of the [endowment] and to request grants from that fund to Ginungagap".

The special committee's summary report on Form 8-K acknowledged the presence of group elements: "The Special Committee notes that certain of the facts relating to the relationship between Mr. Davis and RSF could be consistent with the existence a "group" and the Special Committee "has therefore recommended that Mr. Davis consider whether or not a "group" exists and, in any case, that Mr. Davis include additional disclosures in his filings under the Exchange Act regarding the relationship between Mr. Davis and RSF"

In his subsequent Schedule 13D filing, Davis and his related entities "expressly disclaim that a "group" within the meaning of Section 13(d)(3) of the Act exists between any of [Davis and such entities] and RSF."  This claim by Davis appears inconsistent with the other recent disclosures made by Davis and Cyanotech (cited above), and with the following:

•	RSF has never acted with respect to the acquisition or holding of Cyanotech stock without the instigation and direct involvement of Davis.
•	RSF has never expended any of its own capital to acquire shares of Cyanotech; every share held by RSF was originally acquired or paid for by Davis.
•	Other than the $2.5 million provided by Davis that was used by RSF to acquire the 9.7% block, there is no record that Davis has made cash donations to RSF.
•	Other than with respect to Cyanotech, RSF has never held more than a 5% equity interest in any public company.
•
The transaction in which RSF acquired the 9.7% block – an international, privately-negotiated block trade of nearly 10% of a public company – is unusual for a non-profit and involved not a random company, but a company in which Michael Davis was already the largest shareholder, with such transaction resulting in RSF becoming the company's second largest shareholder.  Around the same time Davis and RSF collaborated on the purchase of the 9.7% block, Davis became chairman of the board of Cyanotech.

•
All of RSF's shares are the result of gifts from Davis' Skywords Foundation.  All the shares held by RSF are held for the benefit of Ginungagap.  Michael Davis is the president of both Skywords and Ginungagap and both Skywords and Ginungagap share office space with Michael Davis in Tiburon, California.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.
No change.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director